                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

               For the period 5 December 1998 to 17 February 1999

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



                     ______________________________________

                                    CONTENTS



     This report on Form 6-K contains the following:

     1.     Third Quarter Result to 31 December 1998
            ----------------------------------------

     1.1    Condensed Financial Statements
     1.2    Management Commentary
     1.3    Media Release dated 16 February 1999

     2.     Miscellaneous Media Releases
            ----------------------------

     2.1    Telecom Revises Revenue Classifications - dated 10 February 1999
     2.2 Telecom Chairman To Be Succeeded By Chief Executive dated 16 February 1999


            _____________________________________

                        SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                          TELECOM CORPORATION OF NEW
                                          ZEALAND LIMITED


                                          By:   /s/    M R Gillespie
                                             -----------------------------------
                                                    Malcolm Ross Gillespie
                                                    Company Secretary



                                          Dated:  17 February 1999

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
For the nine months ended 31 December (Unaudited)

                                                              Year ended           Nine months ended
                                                               31 March               31 December
                                                              -----------     ----------------------------
(Dollars in millions, except per share amounts)         notes    1998          1997       1998       1998
----------------------------------------------------------------------------------------------------------
                                                                 NZ$            NZ$        NZ$        US$
                                                               -------------------------------------------
Operating revenues
  Local service                                                 1,025.4        763.1      793.2      414.2
  Calling                                                       1,238.7        940.8      879.4      459.2
  Interconnection                                                  71.1         51.6       63.8       33.3
  Cellular and other mobile services                              424.1        312.1      352.4      184.0
  Data                                                            309.1        227.9      257.8      134.6
  Other operating revenues                                        329.6        227.8      207.3      108.3
                                                              ---------    -------------------------------
                                                                3,398.0      2,523.3    2,553.9    1,333.6
                                                              ---------    -------------------------------
Operating expenses
  Net personnel costs                                             382.5        290.2      273.9      143.0
  Depreciation                                                    564.0        422.3      412.9      215.6
  Cost of sales                                                   515.2        383.9      432.0      225.6
  Maintenance                                                     171.0        136.9      122.4       63.9
  Other operating expenses                                        387.8        285.5      274.0      143.1
  Abnormal costs                                            2      37.3            -          -          -
                                                              ---------    -------------------------------
                                                                2,057.8      1,518.8    1,515.2      791.2
                                                              ---------    -------------------------------
Surplus from continuing operations                              1,340.2      1,004.5    1,038.7      542.4

Investment income                                                  28.5         15.7       39.1       20.4
Interest expense                                                 (157.1)      (114.5)    (131.1)     (68.4)
                                                              ---------    -------------------------------
Surplus from continuing operations before income tax            1,211.6        905.7      946.7      494.4

Income tax                                                       (396.2)      (293.7)    (309.2)    (161.5)
                                                              ---------    -------------------------------
Surplus from continuing operations after income tax               815.4        612.0      637.5      332.9

Discontinued operations:                                    3

  Write back of provision for loss on disposal of
  Pacific Star Group                                               30.0            -          -          -
                                                              ---------    -------------------------------
Surplus after income tax                                          845.4        612.0      637.5      332.9

Minority interests in profits of subsidiaries                      (0.3)           -       (1.5)      (0.8)
Share of profits of associate company
  after income tax                                                  0.1          0.1          -          -
                                                              ---------    -------------------------------
Net surplus                                                       845.2        612.1      636.0      332.1

Distribution of capital note coupons after income tax             (24.9)       (14.1)     (37.9)     (19.8)
                                                              ---------    -------------------------------
Net earnings attributable to shareholders                         820.3        598.0      598.1      312.3
                                                              =========    ===============================
Earnings per share from continuing operations                  $  0.443     $  0.333   $  0.341   $  0.178
                                                              =========    ===============================
Net earnings per share                                         $  0.459     $  0.333   $  0.341   $  0.178
                                                              =========    ===============================
Weighted average number of ordinary
  shares outstanding (in millions)                              1,786.3      1,797.8    1,752.1    1,752.1
                                                              =========    ===============================

  The accompanying notes form part of and are to be read in conjunction with these financial statements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December (Unaudited)

                                                                    31 March          31 December
                                                                    --------     ------------------------
(Dollars in millions)                                         notes   1998       1997     1998     1998
---------------------------------------------------------------------------------------------------------
                                                                       NZ$        NZ$      NZ$      US$
                                                                     -------    -------------------------
ASSETS
Current assets:
Cash                                                                    11.6       20.6     39.0     20.4
Short-term investments                                                 429.9      108.7    684.9    357.6
Accounts receivable, net of allowance
      for doubtful accounts                                            486.9      457.6    496.5    259.3
Unbilled rentals and tolls                                             166.6      127.9    124.1     64.8
Inventories                                                             45.0       57.4     52.4     27.4
Prepaid income tax                                                      17.5       21.6     51.9     27.1
Prepaid expenses and other                                              76.0       36.3     27.1     14.1
                                                                     -------    -------------------------
Total current assets                                                 1,233.5      830.1  1,475.9    770.7
Future tax benefit                                                      22.6          -        -        -
Investments                                                             63.2       61.0     85.3     44.5
Other assets                                                      7     51.4       55.2     64.6     33.7
Fixed assets                                                         3,793.3    3,791.7  3,697.9  1,931.1
                                                                     -------    -------------------------
Total assets                                                         5,164.0    4,738.0  5,323.7  2,780.0
                                                                     =======    =========================
LIABILITIES AND CAPITAL FUNDS
Current liabilities:
Debt due within one year                                               746.3      829.9  1,094.7    571.7
Trade accounts payable                                                 397.5      305.2    408.8    213.5
Accrued personnel costs                                                 85.9       75.8     74.7     39.0
Rentals billed in advance                                               51.7       54.1     56.1     29.3
Accrued interest                                                        68.7       55.8     72.5     37.9
Other accrued expenses                                                 162.8      172.0    142.9     74.6
Restructuring provision - current                                 4     34.2       39.8     18.1      9.5
Year 2000 provision - current                                     4     55.0       48.2     34.5     18.0
Net liabilities of discontinued operations                                 -       27.5        -        -
Provision for dividend                                            6    228.6      278.4    227.1    118.5
                                                                     -------    -------------------------
Total current liabilities                                            1,830.7    1,886.7  2,129.4  1,112.0
Deferred taxation                                                          -        4.7     26.0     13.6
Restructuring provision - non-current                             4     13.9       23.2     14.1      7.4
Year 2000 provision - non-current                                 4     17.1       29.9      1.0      0.5
Long-term debt                                                       1,292.1    1,370.3  1,145.4    598.1
                                                                     -------    -------------------------
Total liabilities                                                    3,153.8    3,314.8  3,315.9  1,731.6
                                                                     -------    -------------------------
Contingent liabilities and commitments                         8, 9
Capital funds:                                                    5
Shareholders' funds                                                  1,062.7      980.1  1,059.2    553.1
Capital notes                                                          941.0      436.9    942.0    491.9
Minority interests                                                       6.5        6.2      6.6      3.4
                                                                     -------    -------------------------
Total capital funds                                                  2,010.2    1,423.2  2,007.8  1,048.4
                                                                     -------    -------------------------
Total liabilities and capital funds                                  5,164.0    4,738.0  5,323.7  2,780.0
                                                                     =======    =========================


  The accompanying notes form part of and are to be read in conjunction with these financial statements.


TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
=================================================================================================================
                       C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
=================================================================================================================
For the nine months ended 31 December (Unaudited)

                                                                Year ended                Nine months ended
                                                                 31 March                     31 December
                                                              --------------       --------------------------------
(Dollars in millions)                                             1998                1997      1998       1998
----------------------------------------------------------------------------       --------------------------------

                                                                   NZ$                 NZ$        NZ$       US$
                                                              --------------       --------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
  Cash received from customers                                     3,285.4           2,490.1    2,571.4   1,342.8
  Interest income                                                     22.9              10.4       34.5      18.0
  Payments to suppliers and employees                             (1,273.3)           (980.3)  (1,034.3)   (540.1)
  Redundancy, restructuring and Year 2000 payments                   (60.1)            (37.1)     (53.8)    (28.1)
  Income tax paid                                                   (288.7)           (185.6)    (200.3)   (104.6)
  Interest paid on debt                                             (149.2)           (122.3)    (146.6)    (76.6)
                                                              --------------       --------------------------------
Net cash flows from operating activities                           1,537.0           1,175.2    1,170.9     611.4
                                                              --------------       --------------------------------

Cash flows from investing activities
Cash was provided from/(applied to):
  Sale of fixed assets                                                11.0               9.6       20.8      10.9
  Purchase of investments, net                                      (469.5)           (147.7)    (280.3)   (146.4)
  Purchase of fixed assets                                          (558.7)           (421.5)    (353.9)   (184.8)
  Capitalized interest paid                                          (14.4)            (11.4)      (7.0)     (3.7)
  Redemption of notes receivable                                      46.2              46.2          -         -
                                                              --------------       --------------------------------
Net cash flows used in investing activities                         (985.4)           (524.8)    (620.4)   (324.0)
                                                              --------------       --------------------------------

    Cash flows from financing activities
    Cash was provided from/(applied to):
      Proceeds from long-term debt                                   269.0             262.9       11.3       5.9
      Repayment of long-term debt                                   (191.2)           (175.1)    (159.7)    (83.3)
      Proceeds from short-term debt, net                             102.3             289.5      339.8     177.4
      Capital contributed                                              1.7               0.9        2.9       1.5
      Dividend paid to minority interest                                 -                 -       (0.3)     (0.2)
      Dividends paid                                                (841.0)           (640.1)    (682.1)   (356.1)
      Share repurchase                                              (808.2)           (808.2)         -         -
      Proceeds from issue of capital notes, net                      940.5             436.6          -         -
      Capital note coupons paid                                      (26.2)             (9.4)     (35.0)    (18.3)
                                                              --------------       --------------------------------
    Net cash flows used in financing activities                     (553.1)           (642.9)    (523.1)   (273.1)
                                                              --------------       --------------------------------

    Net cash flow                                                     (1.5)              7.5       27.4      14.3
    Opening cash position (including bank overdrafts)                 13.1              13.1       11.6       6.1
                                                              --------------       --------------------------------
Closing cash position  (including bank overdrafts)                    11.6              20.6       39.0      20.4
                                                              ==============       ================================

 ...................................................SUPPLEMENTARY CASH FLOW DATA...................................................

Reconciliation of net earnings attributable to shareholders to net cash flows from operating activities
Net earnings attributable to shareholders                            820.3             598.0      598.1     312.3
Adjustments to reconcile net earnings to cash
flows from operating activities:
  Depreciation                                                       564.0             422.3      412.9     215.6
  Bad and doubtful accounts                                           34.2              25.0       19.8      10.3
  Deferred income tax                                                 (2.1)             28.5       48.6      25.4
  Minority interests                                                   0.3                 -        1.5       0.8
  Share of profits of associate company                               (0.1)             (0.1)         -         -
  Distribution of capital note coupons                                24.9              14.1       37.9      19.8
  Other                                                                6.0              (5.7)      13.6       7.1
  Discontinued operations                                            (30.0)                -          -         -

Changes in assets and liabilities net of effects of
non-cash and investing and financing activities:
  Decrease/(increase) in accounts receivable and related items      (107.9)            (32.9)      59.2      30.9
  (Increase)/decrease in inventories                                  20.1               8.1      (12.4)     (6.5)
  Increase in current taxation                                       105.5              79.9       60.3      31.5
  Decrease in restructuring provision                                (39.5)            (24.6)     (15.9)     (8.3)
  Decrease in Year 2000 provision                                    (13.8)             (7.8)     (36.6)    (19.1)
  (Decrease)/increase in accounts payable and related items          155.1              70.4      (16.1)     (8.4)
                                                              --------------       --------------------------------
Net cash flows from operating activities                           1,537.0           1,175.2    1,170.9     611.4
                                                              ==============       ================================
 ..................................................................................................................................
  The accompanying notes form part of and are to be read in conjunction with these financial statements.

                                                                               3



TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

==========================================================================================================
                   C O N S O L I D A T E D   S T A T E M E N T   O F   M O V E M E N T S   I N
                                          C A P I T A L   F U N D S
==========================================================================================================
For the nine months ended 31 December (Unaudited)

                                                              Year ended         Nine months ended
                                                               31 March             31 December
                                                             ------------  -------------------------------
(Dollars in millions)                                  notes     1998         1997       1998       1998
----------------------------------------------------------------------------------------------------------
                                                                  NZ$          NZ$        NZ$       US$
                                                             ------------  -------------------------------
Capital funds at the beginning of the period                    1,642.6      1,642.6    2,010.2   1,049.7
Net earnings attributable to shareholders                         820.3        598.0      598.1     312.3
Net foreign currency and minority interests movement                5.1          4.3        0.1         -
                                                             ------------  -------------------------------
                                                                2,468.0      2,244.9    2,608.4   1,362.0

Dividends                                                6       (859.4)      (699.9)    (681.2)   (355.7)
Tax credit on supplementary dividends                    6        102.7         83.5       76.7      40.1
Capital contributed                                      5          1.7          1.6        2.9       1.5
Discount on capital notes amortised                                 0.5          0.3        1.0       0.5
Redemption of capital notes                                        (5.9)           -          -         -
Issue of capital notes                                            946.4        436.6          -         -
Share repurchase                                                 (643.8)      (643.8)         -         -
                                                             ------------  -------------------------------
Capital funds at the end of the period                          2,010.2      1,423.2    2,007.8   1,048.4
                                                             ============  ===============================

Represented by:
Contributed capital                                             1,904.2      1,904.1    1,907.1     995.8
Foreign currency reserve and minority interests                     6.3          5.5        6.4       3.3
Retained earnings                                                 160.0         78.0      153.6      80.2
Capital notes                                                     941.0        436.9      942.0     491.9
Share repurchase                                               (1,001.3)    (1,001.3)  (1,001.3)   (522.8)
                                                             ------------  -------------------------------

                                                                2,010.2      1,423.2    2,007.8   1,048.4
                                                             ============  ===============================

  The accompanying notes form part of and are to be read in conjunction with these financial statements.


          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

          NOTES TO THE CONDENSED FINANCIAL STATEMENTS


NOTE   1   FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No. 24:
Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's 1998 Annual Report.

The financial statements for the nine months ended 31 December 1998 and 31 December 1997 are unaudited. The financial information for the year ended 31 March 1998 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 31 December 1998 of NZ$1.00 to US$0.5222. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$" and "NZ$" are to New Zealand dollars and references to "US$" are to US dollars.


Accounting Policies

With the exception of the change outlined below, the accounting policies used in the preparation of the financial statements for the period ended 31 December 1998 are consistent with those used in the preparation of the published financial statements for the year ended 31 March 1998.

In the current period Telecom has adopted a policy of translating revenue and expenses of independent foreign operations at rates approximating the exchange rates ruling at the dates of the transactions. Previously the revenues and expenses were translated at the exchange rates ruling at period end. This change has been made in accordance with the requirements of FRS No. 21: Accounting for the Effects of Changes in Foreign Currency Exchange Rates, issued by the Institute of Chartered Accountants of New Zealand.


Reclassifications

Certain reclassifications of prior periods' data have been made to conform to current period classifications.



NOTE   2   ABNORMAL COSTS

The decision to close First Media with effect from 31 July 1998 was announced on 4 June 1998. During the year ended 31 March 1998, the estimated costs associated with the termination of the hybrid fibre/coax cable rollout and the reorganisation of First Media were identified and provided for. The estimate included the write-down of inventories, work in progress, and deferred programming costs together with provision for other costs associated with the termination and reorganisation.

The costs associated with the decision to close First Media will be accommodated by the existing provision.

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

          NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued


NOTE   3  DISCONTINUED OPERATIONS

Telecom announced on 22 July 1996 that it was reviewing the operations of those of its Australian subsidiaries which formed the Pacific Star Group ("Pacific Star"), at which time a formal plan of disposal or wind-down of the Pacific Star businesses was approved by the Board.

The winding down of Pacific Star operations progressed satisfactorily resulting in a reduction in the provision for loss on disposal of Pacific Star by $30 million at 31 March 1998.

On 27 February 1998, Telstra and Pacific Star announced that they had reached a commercial settlement of their dispute over outstanding payments and cross claims. Successful implementation and finalisation of this commercial settlement will result in all existing legal proceedings between the parties being discontinued. There are residual contractual disputes with the Queensland State Government. Currently no further material losses are expected to arise from this dispute.

The process of winding down the discontinued Pacific Star operations is continuing.


NOTE  4   RESTRUCTURING & YEAR 2000 PROVISIONS

Redundancy and other restructuring costs incurred during the nine months ended 31 December 1998 of $15.9 million (31 December 1997: $24.6 million, 31 March 1998: $39.5 million) have been charged against the restructuring provisions created in the fourth quarter of the year ended 31 March 1993 and in the fourth quarter of the year ended 31 March 1997.

Year 2000 costs incurred during the nine months ended 31 December 1998 of $36.6 million (31 December 1997: $7.8 million, 31 March 1998: $13.8 million) have been charged against the Year 2000 provision created in the fourth quarter of the year ended 31 March 1997.


NOTE   5    CAPITAL FUNDS

Contributed Capital

Movements in the Company's issued ordinary shares during the period were as follows:

                                                                                 Number
                                                                             -------------
At 1 April 1998                                                              1,751,976,069
Issue of new shares upon exercise of options                                       434,146
                                                                             -------------

At 31 December 1998                                                          1,752,410,215
                                                                             =============


NOTE   6   DIVIDENDS

Total dividends for the quarter of $201.5 million have been provided for, representing a quarterly dividend of 11.5 cents per share. In addition, and in accordance with the Income Tax Act 1994, a supplementary dividend of $25.6 million has been provided for which will be payable to shareholders who are not resident in New Zealand, for which Telecom will receive an equivalent tax credit from the Inland Revenue Department. Dividends and supplementary dividends are provided for based on the number of shares outstanding as at 31 December 1998.

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

          NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued


NOTE   7   OTHER ASSETS

Included within Other Assets is goodwill (net of amortisations) of $58.8 million (31 December 1997: $49.1 million, 31 March 1998: $48.2 million).


NOTE   8  CONTINGENT LIABILITIES

Lawsuits and Other Claims

In November 1996, Clear issued proceedings against Telecom, Bell Atlantic and Ameritech alleging breaches of the Commerce Act in relation to Telecom's bundling practices, as well as claiming the existence of arrangements between Telecom and Bell Atlantic and Ameritech that breach the Commerce Act. In January 1997, BellSouth issued proceedings against Telecom alleging breaches of the Commerce Act in relation to Telecom's bundling practices, Telecom's alleged misuse of information obtained through interconnection and Telecom's alleged threats to terminate arrangements with suppliers if they take services from Telecom's competitors. Unspecified damages are sought in these proceedings.

In March 1997, Telstra filed in the Supreme Court of Queensland, Australia, a statement of claim against two companies within the Pacific Star group, totalling A$98.6 million, alleging non-payment of outstanding debts for telecommunication services provided by Telstra, together with interest to the date of judgement. Telstra commenced similar proceedings against other telecommunication service providers in Australia. Pacific Star commenced proceedings against Telstra in the Federal Court (New South Wales, Australia) in relation to Telstra's billing practices. In December 1997, Telstra's Queensland proceedings were transferred to the Federal Court (New South Wales, Australia) to enable them to be heard with the proceedings brought in that jurisdiction by Pacific Star. On 27 February 1998, Telstra and Pacific Star announced that they had reached a commercial settlement of their dispute over outstanding payments and cross claims. Successful implementation and finalization of this commercial settlement will result in all existing legal proceedings between the parties being discontinued.

In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom seeks a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's defence and counterclaim allege that both its 1991 and 1996 interconnection agreements are invalid and unenforceable because the interconnection terms (including charges payable by Clear) have an anti-competitive purpose and effect in breach of the Commerce Act, as does Telecom's retail pricing. Clear seeks unspecified damages and other relief under the Commerce Act. Clear's counterclaim also includes a claim against Telecom for unspecified damages based on breach of "undertakings" allegedly given by Telecom in the late 1980s regarding the provision of interconnection, and incorporates other allegations previously raised in separate proceedings.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations. In particular, the Clear and BellSouth proceedings could, if resolved against Telecom, affect the manner in which Telecom conducts its business.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 9 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 1998 minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) are $294.8 million (31 March 1998: $318.6 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 December 1998, the outstanding lease commitments were $138.6 million (31 March 1998: $142.0 million).

Capital Commitments

At 31 December 1998 capital expenditure amounting to $114.6 million (31 March 1998: $51.7 million), principally relating to telecommunications network and international cable assets, had been committed under contractual arrangements, with substantially all payments due within two years.

Telecom has signed an agreement with other international telecommunications organisations to build and operate a trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia, New Zealand, Fiji, Hawaii and the West Coast of the United States. In March 1998 Telecom signed a capacity use agreement committing the Company to purchase total capacity on Southern Cross of approximately US$140 million. The first payment of US$70 million is due on the first ready for service date ("RFS") in December 1999. The second payment of US$57 million is due in on the first anniversary of RFS with the balance payable over the following two years. No payments will be due in the event that the project is terminated prior to RFS. The Board of Directors has approved a 50% equity investment in Southern Cross Cables Limited. The equity investment of US$75 million is due on the earlier of RFS or early termination of the project.


NOTE 10 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                              Surplus from                     Net
                                                                Surplus        continuing                    earnings
                                                                  from         operations                  attributable
                                     Operating     Abnormal    continuing    before income   Discontinued       to        Earnings
                                      revenues      costs      operations         tax         operations   shareholders   per share
            -----------------------------------------------------------------------------------------------------------------------
              (NZ dollars in millions
            except per share amounts)                                                                                         NZ$
            -----------------------------------------------------------------------------------------------------------------------
Quarter ended:
30 June 1998                            826.0         -           325.0           297.7             -         190.1           0.109
30 September 1998                       868.9         -           359.3           326.4             -         206.2           0.118
31 December 1998                        859.0         -           354.4           322.6             -         201.8           0.115
                                     ----------------------------------------------------------------------------------------------
Nine months ended 31                  2,553.9         -         1,038.7           946.7             -         598.1           0.341
 December 1998
                                     ==============================================================================================
Quarter ended:
30 June 1997                            800.6         -           310.4           280.4             -         188.0           0.103
30 September 1997                       865.1         -           353.4           320.3             -         210.8           0.117
31 December 1997                        857.6         -           340.7           305.0             -         199.2           0.113
31 March 1998                           874.7      37.3           335.7           305.9          30.0         222.3           0.126
                                     ----------------------------------------------------------------------------------------------
Year ended 31 March 1998              3,398.0      37.3         1,340.2         1,211.6          30.0         820.3           0.459
                                     ==============================================================================================

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share.

MANAGEMENT COMMENTARY

16 February 1999

Nine Months and Third Quarter Results to 31 December 1998

Telecom's net earnings of NZ$598.1 million for the nine months ended 31 December 1998 and NZ$201.8 million for the third quarter ("Q3 1998-99") represented earnings per share ("EPS") of NZ34.1 cents and NZ11.5 cents respectively.

EPS increased 2.4% for the nine months and 1.8% for Q3 1998-99, compared with the same periods last year.

Telecom will pay a fully imputed Q3 1998-99 dividend of NZ11.5 cents per ordinary share in March 1999, an increase of 9.5% compared with NZ10.5 cents per share for the third quarter of last year ("Q3 1997-98").

Net earnings for the nine months increased by NZ$0.1 million, from NZ$598.0 million for the same period last year. Net earnings for Q3 1998-99 increased by NZ$2.6 million, or 1.3%, compared with the same quarter last year.

EPS growth is greater than net earnings growth because Telecom's share repurchase programme, which was completed in December 1997, has reduced the number of shares on issue. The effect on EPS of the lower number of issued shares is partly offset by additional funding costs of the shares repurchased.

The cost of funding the share repurchase was approximately NZ$41 million for the nine months and NZ$14 million in Q3 1998-99, compared with NZ$25 million and NZ$11 million for the same periods last year when the share repurchase was only partially complete (all costs after tax).

Telecom's result for the nine months was adversely affected by price declines in the face of intense competition, particularly in the tolls market, and the weak New Zealand economy.

Revenue rose by 1.2% in the nine months to 31 December 1998 and by 0.2% in Q3 1998-99, compared with the same periods last year. Strong growth in Cellular, Interconnect and Data revenue was largely offset by lower Calling revenue. Significant price reductions implemented in the nine months to 31 December 1998 affected National calls and International revenues.

Operating expenses decreased by 0.2% in the nine months to 31 December 1998 and decreased by 2.4% for Q3 1998-99. Excluding cost of sales, which have increased significantly (largely owing to higher outward call minutes), expenses have decreased by 4.6% for the nine months and by 5.5% for the third quarter, reflecting the benefits of various cost containment initiatives (eg. the Performance 2000 project).

Net cash flows from operating activities decreased by NZ$4.3 million, or 0.4%, for the nine months. (See "Liquidity and Capital Resources.")


================================================================================
                               EARNINGS OVERVIEW
                                             Nine Months Ended 31 December
                                           -------------------------------------
                                              1997        1998        Change
                                              NZ$m        NZ$m            %
                                           -------------------------------------

Operating revenues                          2,523.3      2,553.9         1.2

Operating expenses                          1,518.8      1,515.2        (0.2)

Net earnings                                  598.0        598.1          -

EPS (cents)                                    33.3         34.1         2.4

Dividends per share (cents)                    31.5         34.5         9.5

================================================================================
================================================================================

                               EARNINGS OVERVIEW

                                                 Quarter Ended 31 December
                                         ---------------------------------------
                                         1997            1998         Change
                                         NZ$m            NZ$m            %
                                         ---------------------------------------

Operating revenues                        857.6           859.0        0.2

Operating expenses                        516.9           504.6       (2.4)

Net earnings                              199.2           201.8        1.3

EPS (cents)                                11.3            11.5        1.8

Dividends per share (cents)                10.5            11.5        9.5

===============================================================================

DIVIDENDS

The quarterly dividend of NZ11.5 cents per share represents a distribution of approximately 100% of third quarter net earnings.

Owing to seasonality and other factors, Telecom's earnings are not distributed evenly throughout the year. The dividend payout percentage for the third quarter, therefore, is not necessarily indicative of distribution levels for the remainder of the year.


==============================================================================================
Q3 dividends
         Ordinary shares and instalment receipts #                     NZ11.5 cents
         American Depositary Shares ("ADS") and interim ADS #          US48.04 cents  *
         Supplementary dividend (to non-resident holders)
           Per ordinary share                                          NZ2.03 cents
           Per American Depositary Share                               US8.48 cents   *
Books closing dates
         New Zealand, Australia Stock Exchanges                        26 February 1999
         New York Stock Exchange                                       25 February 1999
Payment dates
         New Zealand, Australia                                        10 March 1999
         New York                                                      17 March 1999

         *  Based on an exchange rate at 31 December 1998 of NZ$1.00 to US$0.5222.
         #  Instalment receipts and interim ADS's convert to ordinary shares and ADS's in
            March 1999.
==============================================================================================


FORWARD-LOOKING STATEMENTS

This management commentary contains forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by, and information currently available to, the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the impact of year 2000, the outcome of litigation pending between Telecom and certain of its competitors, the impact of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand economy.

THE NEW ZEALAND ECONOMY

The bulk of Telecom's operations are in New Zealand and growth in Telecom's business is affected by the state of the economy. Weakness in the economy tends to have an adverse effect on Telecom's revenue growth.

GDP increased 0.7 percent in the three months to 30 September 1998. Growth for the year to 30 September 1998 was 0.4 percent. This annual growth rate includes two quarters of contraction in the quarters to March and June 1998 and was the slowest annual growth rate in the past six years. Official GDP growth statistics for the quarter to 31 December 1998 are due to be released in late March 1999.

Growth in New Zealand's economy has been adversely affected by several factors, the most significant being the difficulties experienced in Asia. Factors compounding this difficulty include the worldwide commodity price declines of the last year, the economic contractions in Russia and South America and the flow on effects on other economies, as well as a prolonged drought that affected New Zealand's agricultural production last year. The New Zealand dollar has also been significantly impacted by New Zealand's significant current account deficit of NZ$6,466 million (6.6% of GDP) for the year ended 30 September 1998.

While New Zealand will continue to be reliant on exports for a material portion of its GDP, dependence on commodity products has slowly declined over the past two decades, being supplemented by tourism, manufacturing and services. Further, a lower exchange rate is resulting in increased tourism and exports to the US and Europe. Consensus forecasts are for a slow but steady recovery from New Zealand's current period of almost zero GDP growth.

COMPETITIVE FRAMEWORK


There have been no statutory entry barriers to any part of the New Zealand telecommunications industry since 1989. All telecommunications companies are subject to ordinary commercial law (i.e. Companies Act, Fair Trading Act, Commerce Act).

Competitors with whom Telecom has interconnection agreements offer business and residential international, national and local voice services, cellular services, data services, Internet services and mobile trunked radio services. Telecom has interconnection agreements with 12 other parties; Call Plus, Clear Communications, Compass Communications, Global One (New Zealand), The Internet Group, Newcall Communications, Saturn Communications, Superway Investments, Teamtalk, Telstra NZ, Vodafone New Zealand ("Vodafone") and WorldxChange (New Zealand). Nine of these interconnection agreements include local service.

Telecom also has eight number portability agreements enabling carriers the ability to provide customers with the option of changing carriers without changing numbers.

In addition to the companies with which Telecom has interconnection agreements, numerous other organizations offer voice calling services from overseas or by re-selling services provided by New Zealand's network operators. There are approximately 60 Internet service providers in New Zealand, several of which operate networks and offer telecommunications services. Telecom also faces competition in leased-line services, paging, directory publishing and supply, installation and maintenance of customer premises equipment. Competition in New Zealand's telecommunications markets is expected to remain intense, with the prospect of existing participants extending their activities and new competitors entering the market.

The New Zealand Government has recently reviewed telephone numbering issues and in December 1998 an agreement was reached between the Government and some industry participants (including Telecom) for independent administration and allocation of numbers. The final steps towards implementation of this agreement are now being taken. The Government is also reviewing financial disclosure obligations relating to the telecommunications industry and Telecom has made a submission as part of the review. Telecom has also made a submission on the review of the penalties regime under the Commerce Act that is in progress.

OVERVIEW OF RESULTS

Revenue

Revenue growth for the nine months to 31 December 1998 was driven largely by growth in cellular connections, access lines, data and internet revenue, and increased usage of enhanced network services. Growth in national and international call volumes did not fully offset large price reductions, resulting in a decline in national and international revenues.

Revenue Reclassifications

Telecom has enhanced its revenue reporting through reclassifications of certain revenue items. Reclassified revenues are set out in the tables on pages 22 and
23. The key changes are as follows:

 . Local service revenue now includes revenue from connections, maintenance and wiring (previously included as Equipment revenue) and Smartphone, messaging and call track revenues (previously included as Enhanced network services revenue).

 . A new revenue category "Calling", comprising National, International and other calling revenues (including PayPhones, 0900 and Teleconferencing), has been established.

 . Centrex and Virtual Private Networks ("VPN") call revenues (previously included as Enhanced network services revenue) are now included in Local calls (within Local Service) and National calls revenue.

 . A new revenue category "Data", including Internet access and Broadcasting revenues (previously included as Miscellaneous other services revenue), has been established. Data revenue also includes revenue from data transmission services, dedicated leased lines and value-added services provided by Netway and the use of ISDN (all previously included as Enhanced network services revenue).

 . Enhanced network services no longer exists as a separate revenue category with much of this revenue now included as Data, and the remaining enhanced services (comprising Smartphone, messaging and call track) now in Local service.

Volumes and prior periods' revenue have been restated for the revenue reclassifications.

Volume Growth

==========================================================================================
                                                      As at and for the nine     Variation
                                                              months               98:97
                                                        ended  31 December
                                                      ------------------------------------
                                                        1997          1998           %
                                                      ------------------------------------
Access lines                                          1,823,000     1,853,000          1.6

Call minutes (millions)
  Local calls *                                         2,334.3       2,381.8          2.0
  National calls #                                      1,484.0       1,515.2          2.1
  Fixed line to cellular calls **                         265.7         294.5         10.8
  International outward calls                             226.9         326.7         44.0
  International inward calls (excluding transits)         242.5         251.8          3.8
  Cellular calls                                          454.1         537.3         18.3
  National 0800 calls                                     333.0         389.9         17.1

Cellular connections
  Total at end of period                                469,400       564,800         20.3
  Average during the period                             448,100       509,600         13.7
Centrex lines                                            61,800        73,100         18.3
Call minder mailboxes                                   215,700       264,500         22.6
ISDN lines                                               24,400        40,700         66.8
Registered XTRA customers                                85,000       159,600         87.8

* Includes business local calls, residential calls under the NZ20 cents local calling option and Centrex and VPN local calls.
# Includes Centrex and VPN national calls. Excludes calls from Telecom's fixed line to cellular networks.
** Includes calls to Vodafone's cellular network.

================================================================================

==========================================================================================
                                                       For the third quarter     Variation
                                                         ended 31 December         98:97
                                                      ------------------------------------
                                                        1997          1998           %
                                                      ------------------------------------
Call minutes (millions)
  Local calls *                                           783.3         796.7          1.7
  National calls #                                        488.9         501.5          2.6
  Fixed line to cellular calls **                          92.2         105.9         14.9
  International outward calls                              79.5         126.3         58.9
  International inward calls (excluding transits)          84.9          87.9          3.5
  Cellular calls                                          155.5         197.7         27.1
  National 0800 calls                                     117.1         133.9         14.3

* Includes business local calls, residential calls under the NZ20 cents local calling option and Centrex and VPN local calls.
# Includes Centrex and VPN national calls. Excludes calls from Telecom's fixed line to cellular networks.
** Includes calls to Vodafone's cellular network.

================================================================================

Local Service

Local service revenues increased by NZ$30.1 million, or 3.9%, for the nine months, and increased by NZ$7.4 million, or 2.9%, for the third quarter, compared with the same periods last year.

Business and residential line rental revenue decreased by NZ$13.8 million, or 2.5%, for the nine months and NZ$3.3 million, or 1.8%, for the third quarter. These decreases reflected the net effect of a number of pricing changes, partially offset by a 1.6% increase in access lines.

Pricing changes that have affected the year on year comparisons include:

 . A 2.9% increase in residential line rental took effect from 1 August 1997, consistent with the provisions of the Kiwi Share.

 . Since August 1997, residential customers have had the option to continue with the standard monthly line rental and unlimited free local calling or pay a lower monthly rental and NZ20 cents per local call. At the end of Q3 1998-99, approximately 69,000 residential customers had switched to the new pricing option.

 . In December 1997, operator services charges were introduced for residential customers. The monthly residential line rental was reduced by NZ$1.25 to NZ$35.66 at the same time.

 . In December 1997, there was a reduction in business line rentals of 3.3% in conjunction with an increase in business local call prices.

 . From 1 July 1998 the monthly rental for new second line connections was reduced by NZ$5.71 to NZ$29.95.

 . A 1.9% increase in residential line rental took effect from 1 October 1998, consistent with the provisions of the Kiwi Share.

Revenue from local calls increased by NZ$18.6 million, or 23.3%, for the nine months, and NZ$5.5 million, or 19.7%, for the third quarter. This was largely owing to the price increase for business local calls (which took place in conjunction with the price reduction in business line rentals) and the new residential pricing option, where customers can opt to pay a lower monthly rental and NZ20 cents per local call.

Local call minutes (including call minutes under the new residential pricing option and VPN local call minutes) increased by 2.0% for the nine months, and 1.7% for the third quarter.

Revenue from enhanced network services products (Smartphone, messaging and call track) increased by 15.0% for the nine months, and 13.6% for the third quarter.

National

National call revenue decreased by NZ$18.8 million, or 3.5%, for the nine months and NZ$4.9 million, or 2.7%, for the third quarter, compared with the same periods last year.

The decrease for the quarter and the nine months was largely owing to national toll price reductions. While price reductions resulted in higher call volumes, volume growth rates have been affected by the slower growth of the New Zealand economy and the migration of calls into Telecom's cellular network.

==============================================================================================
                                                         Nine Months                 Third
National Call Minutes Growth (Variation 98:97)                %                     Quarter
                                                                                       %
-----------------------------------------------------------------------------------------------

Call minutes (including calls to cellular networks) #        3.4                      4.5

Call minutes (excluding calls to cellular networks)          2.1                      2.6

Call minutes to cellular networks #                         10.8                     14.9

#  Includes calls to Vodafone's cellular network.
===============================================================================================


The average per minute charge for national calls, excluding those made to cellular networks, was approximately NZ18 cents for both the nine months and third quarter. The average per minute charge was around 14% and 15% lower for the nine months and third quarter, respectively, compared with the same periods last year.

During the period from 1 April to 30 June 1998, Telecom's NZ$5 cap on national calls for residential customers, offered through the NZ$5 Weeknights and NZ$5 Weekends, was extended to apply all day on weekdays. Since 1 February 1998, the NZ$5 caps have been available only to those residential customers who choose Telecom as their preferred tolls provider.

From 3 August 1998, business national toll prices were reduced on average by 16% for both peak and off peak calling on key routes.

Two new calling packages (HomeFree 200 and HomeFree 400) were launched in December 1998 for customers in seven geographic areas. These packages combine a low access charge, either 200 or 400 peak/off-peak free minutes and a low flat rate (NZ15 cents per minute) for all local and national calls once the free minutes have been used.

Further initiatives include Favourite Place New Zealand and Favourite Place Neighbouring Area which provide a flat fee option for unlimited off-peak calling to another area in New Zealand chosen by the customer. As at 31 December 1998, approximately 32,000 customers were enrolled in these plans.

A Talking Points loyalty programme, which rewards residential customers for using Telecom's services, was introduced in May 1996. Approximately 624,000 customers have joined the programme. The School Connection loyalty programme, where residential customers nominate schools to receive sponsorships from Telecom based on customers' usage of Telecom's services, has 594,000 customers.

International

Total international revenue decreased by NZ$37.8 million, or 10.6%, for the nine months, and NZ$16.9 million, or 14.0%, for the third quarter, compared with the same periods last year. Decreases in outward call revenue were partially offset by increases in revenue from inward calls and the margin from transit calls.

===============================================================================

                                                    Nine       Third
International Growth                               Months     Quarter
                                                     %           %
-------------------------------------------------------------------------------
Outward calls
-  Revenue                                         (26.5)     (28.7)
-  Call minutes                                     44.0       58.9

Inward calls
-  Revenue                                          11.4       10.9
-  Call minutes                                      3.8        3.5

Transit call margin
-  Margin                                           52.7        5.4
-  Call minutes                                    151.6      116.0
===============================================================================

Growth in outward call minutes of 44.0% for the nine months and 58.9% for the third quarter reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year.

The average per minute charge for outward calls was approximately NZ53 cents for the nine months and NZ44 cents for the third quarter. The average per minute charge was around 49% lower and 55% lower for the nine months and third quarter, respectively, compared with the same periods last year.

From 1 January 1998, international toll prices for residential customers fell by an average of almost 20%. Further price reductions took place for residential customers to over 30 destinations from 1 April 1998. International toll calling prices for Telecom business customers decreased on average by 15% from 1 February 1998. Further significant price reductions reducing the average price of outward international tolls by 20% were announced in July 1998.

During May and June 1998 Telecom offered "talk for as long as you like" residential promotions of NZ$10 to Australia and NZ$15 to UK, US, Canada and Ireland. This offer was extended to the end of the calendar year and from 27 November 1998 to 27 December 1998 the rates were reduced further to NZ$4.99 to Australia and NZ$9.99 to UK, US, Canada and Ireland.

Growth in inward call revenue of 11.4% for the nine months and 10.9% for Q3 1998-99 resulted from increased volumes and increases in the average price per inward call minute.

The average price per minute for inward calls increased by approximately 7% for both the nine months and the third quarter, primarily as a result of the weakening New Zealand dollar. The impact of the weaker New Zealand dollar was partly offset by a reduction in the rates negotiated for incoming calls. In response to intense competition in the international market, Telecom has negotiated agreements with the major foreign carriers which, while reducing rates, have improved inward volumes.

The increase in the transit call margin (revenue net of outpayments) for the nine months and third quarter was largely attributable to:

 .  Strong growth in calls from international switched traffic transiting
   Telecom's facilities, reflecting intensive efforts to utilise Telecom's lower cost outward routes to win new refile business; and

 . The weakening of the New Zealand dollar which increases the New Zealand dollar equivalent of the foreign margin.

Telecom's point of presence ("POP") in the US continues to demonstrate the value in participating in the world's most competitive wholesale international market. The low cost routing option provided by the US POP has enabled Telecom to become more competitive in the transit call business. Telecom is now expanding its role in this dynamic market by interconnecting with an increasing number of partner carriers in order to secure additional volumes and further reduce costs.

Cellular and Other Mobile Services

Revenue from cellular and other mobile services grew by NZ$40.3 million, or 12.9%, for the nine months and NZ$9.7 million, or 8.5%, for the third quarter, compared with the same periods last year. Cellular revenue grew by 14.2% for the nine months and 9.5% for the third quarter.

===============================================================================
                                                         Nine        Third
Cellular Growth (excluding other mobile services)       Months      Quarter
(Variation 98:97)                                         %            %
-------------------------------------------------------------------------------
Revenue                                                  14.2          9.5

Connections
   Total at end of period                                20.3         20.3
   Average during the period                             13.7         15.5

Call minutes                                             18.3         27.1

===============================================================================

The increased revenue includes the impact of the acquisition of Motorola's, Ericsson's and Cellnet's cellular reselling businesses in June 1997, October 1997 and April 1998, respectively. Telecom believes these acquisitions offer significant opportunities in directly servicing customers connected to its network.

Telecom had 564,800 cellular connections at 31 December 1998, compared with 469,400 at 31 December 1997, an increase of 20.3%. Total connections grew by 88,600 in the nine months to 31 December 1998, and by 60,000 in the third quarter. The continued strong growth in connections is largely owing to the "Telecom 2 GO" promotion launched in November 1996 and the introduction of prepaid cellular (including the Freedom connections sold through The Warehouse). Approximately 48% of total connections are connected to the Telecom 2 GO rate plans (excluding GO Prepaid connections). The total number of active prepaid customers (including Freedom connections) at 31 December 1998 was 62,000.

The total number of cellular connections in New Zealand, including Vodafone's connections, is currently estimated to represent approximately 19% of the New Zealand population. This penetration level, when compared with other relevant countries, suggests scope for continued expansion of this market.

Call minutes for the nine months increased by 18.3% and average revenue per customer for the nine months increased by approximately 1%, compared to the same period last year.

In March 1998, Telecom cut call prices and introduced new call pricing plans for mobile phone business customers in response to similar moves by BellSouth (now Vodafone). Existing business call pricing plans were replaced with five new plans to cover the needs of business customers - from those who use mobile phones only occasionally through to high-volume business customers.

Interconnect

Interconnect revenue is derived from charges for delivering to and accepting from other service providers local, national, international, cellular and 0800 calls. Installation charges and rental of interconnecting links and service delivery point charges are also included.

Interconnect revenue increased by NZ$12.2 million, or 23.6%, for the nine months, and NZ$1.9 million, or 9.7%, for the third quarter, compared with the same periods last year. Increases in revenue owing to new interconnect carriers (eg. Compass and WorldxChange) and increased activity with existing carriers, were partially offset by reductions in the average charge per call.

Data

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and internet access. Data revenue is driven by the growth in demand for bandwidth to support business networking and the increased penetration of the Internet.

Data revenue increased by NZ$29.9 million, or 13.1%, for the nine months, and NZ$15.4 million, or 20.8%, for the third quarter, compared with the same periods last year.

The increase in data revenue for Q3 1998-99 partly reflects growth in Internet access revenue generated by "XTRA". XTRA had approximately 159,600 registered customers at 31 December 1998, compared with 85,000 at 31 December 1997. Of the registered customers, 79% were active within the last month of Q3 1998-99.

ISDN revenues increased by 42.1% for the nine months and by 48.5% for the third quarter, compared with the same periods last year, partly reflecting migration from basic access services. The number of ISDN lines increased by 66.8% from 31 December 1997.

Directories

Total directories revenue increased by NZ$9.1 million, or 10.2%, for the nine months and NZ$3.1 million, or 10.7%, for the third quarter, compared with the same periods last year. Revenue from regional directories increased by 9.7% for the nine months and by 10.2% for the third quarter as a result of tariff and volume growth in both The Telephone Book and YELLOW PAGES/R/ products. Revenue from LOCAL DIRECTORIES/R/ also increased for the nine months due largely to the publication of two additional Auckland Central directories in the first quarter of this financial year.

Miscellaneous Other Services

Miscellaneous other services revenue increased by NZ$0.9 million, or 3.6% for the nine months, but decreased by NZ$4.3 million, or 45.7%, for the third quarter.

Revenue growth in the first half of the financial year largely reflected a one-off receipt from Ameritech to cover costs incurred by Telecom in the Ameritech share sale process, completed in April 1998.

The decrease in revenue in the third quarter largely reflects a reduction in revenue generated from an outside plant project as the project nears completion.

Expenses

Operating expenses decreased by NZ$3.6 million, or 0.2%, for the nine months and decreased by NZ$12.3 million, or 2.4%, for the third quarter. Decreases in personnel costs, depreciation, maintenance and other operating expenses were partly offset by increases in cost of sales.

Operating expenses as a percentage of revenue have decreased from 60.2% to 59.3% for the nine months and decreased from 60.3% to 58.7% for Q3 1998-99, compared with the same periods last year.

Personnel Costs

Gross personnel costs decreased by 3.5% for the nine months and 5.3% for the third quarter, compared with the same periods last year. The decrease reflected a reduction of 479 in personnel numbers between Q3 1997-98 and Q3 1998-99.

The effect of this decrease on gross personnel costs was partly offset by increases arising from the following factors:

 .  Salary increases for personnel on individual contracts; and

 .  Negotiated settlements for personnel covered by collective contracts.


=======================================================================================================
                                       Personnel Numbers

                                                                                Variation to
                                                                                December 1998
                        --------------------------------------------------------------------------------
                             December        March         December           December    March
                               1997           1998           1998               1997      1998
                        --------------------------------------------------------------------------------

Operations                    6,742           6,551         6,470              (272)       (81)
Other                         1,719           1,585         1,512              (207)       (73)
                        ---------------------------------------------------------------------------------
Total                         8,461           8,136         7,982              (479)      (154)
                        ---------------------------------------------------------------------------------
=========================================================================================================

Depreciation

Depreciation expense decreased by 2.2% for the nine months and 5.4% for the third quarter, compared with the same periods last year. The decreases were due largely to an increase in depreciation expense in the second and third quarters of last year following a fixed asset review which identified a number of under-depreciated assets. This decrease was partly offset by the impact of the higher fixed asset base resulting from capital expenditure.

Cost of Sales

Cost of sales increased by 12.5% in the nine months and 6.3% in the third quarter, compared with the same periods last year.

The increase was largely due to growth in the cellular business, including the acquisition of the cellular reselling businesses. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones also contributed to the increase in cost of sales.

International cost of sales for outbound calls increased by 27.9% for the nine months and 22.6% for the third quarter, primarily due to significantly higher outbound minutes. International outward minutes increased by 44.0% for the nine months and 58.9% for the third quarter, reflecting the volume stimulation created by price specials offered to New Zealand customers.

Maintenance

Maintenance costs decreased by 10.6% for the nine months and 8.4% for the third quarter, compared with the same periods last year.

This decrease reflected the following:

 .  Improved prices from external contractors;

 .  A significant increase in efficiency; and

 . Significant sub-contractor costs incurred in Q1 1997-98 as a result of industrial disputes involving ConnecTel personnel.

Other Operating Expenses

Other operating expenses decreased by 4.0% for the nine months and increased by 0.3% for the third quarter, compared with the same periods last year.

The decrease in other operating expenses for the nine months was largely owing to lower legal expenses, including the impact of an allowance for certain litigation costs which increased expenses in the second quarter of last year.

Net Interest Expense and Taxation

Net interest expense decreased by NZ$6.8 million, or 6.9%, for the nine months and NZ$3.9 million, or 10.9%, for the third quarter, compared with the same periods last year. Capital note coupons (after tax) increased to NZ$37.9 million from NZ$14.1 million for the nine months and to NZ$13.1 million from NZ$6.7 million for the third quarter, reflecting the issue of capital notes to fund the share repurchase programme.

Income tax expense increased by NZ$15.5 million, or 5.3%, for the nine months and NZ$8.0 million, or 8.1%, for the third quarter, compared with the same periods last year. These increases were largely owing to the 4.5% and 5.8% increases in the surplus from continuing operations before income tax for the nine months and third quarter respectively. The effective tax rates for the nine months and third quarter were 32.7% and 33.2% respectively, compared with 32.4% and 32.5% for the same periods last year, 32.7% for fiscal 1998 and a statutory rate of 33%. A periodic review by the Inland Revenue Department is in progress, the likely outcome of which is not known.

The surplus from continuing operations covered net interest expense (after investment income but before capitalised interest) and capital note coupons 6.7 times for the nine months and 6.6 times for the third quarter, compared with 7.7 times and 6.9 times for the same periods last year.

CAPITAL EXPENDITURE

Capital expenditure for the nine months amounted to NZ$342.1 million (including NZ$67.4 million on information technology assets), a decrease of NZ$93.8 million, or 21.5%, compared with the same period last year. Cash applied to capital expenditure amounted to NZ$353.9 million, a decrease of NZ$67.6 million, or 16.0%.

Capital expenditure for the year ending 31 March 1999 is expected to amount to approximately NZ$550 - NZ$600 million. This excludes any potential acquisition of spectrum that may be available to purchase from the New Zealand Government. Approximately 60% of 1998-99 capital expenditure is expected to be spent on baseline investment including expenditure for renewal and growth of Telecom's core network (including the international and mobile networks). The remaining capital expenditure is expected to be incurred in enhancing network capability to achieve Telecom's on-line vision, and in the development of new products and services.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from operating activities for the nine months were NZ$1,170.9 million, a decrease of NZ$4.3 million. This decrease resulted from higher receipts from customers and increased interest income which were more than offset by increased Year 2000 payments, tax payments, payments to suppliers and employees and higher interest expense.

A decrease in cash applied to the purchase of fixed assets was more than offset by an increase in net investments purchased which led to net cash flows used in investing activities increasing by NZ$95.6 million.

Net cash used in financing activities amounted to NZ$523.1 million compared with NZ$642.9 million for the nine months to 31 December 1997.

The net debt to net debt plus capital funds ratio was 42.2% at 31 December 1998 compared with 43.6% at 31 March 1998. In calculating this ratio, net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments, and a term deposit of NZ$52.4 million. Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

Cash and short-term investments were NZ$723.9 million at 31 December 1998 compared with NZ$129.3 million at 31 December 1997. As at 31 December 1998 Telecom had available unutilised committed facilities of NZ$20 million and US$150 million, as well as substantial uncommitted other borrowing capacity.

As at 31 December 1998 total interest-bearing long-term and short-term liabilities amounted to NZ$2,240.1 million, compared with NZ$2,200.2 million at 31 December 1997. Capital notes at 31 December 1998 totalled NZ$942.0 million compared with NZ$436.9 million at 31 December 1997. The increase in capital notes reflects the issue of US$300 million Restricted Capital Securities in February 1998.

OTHER MATTERS

Broadband Strategy

The continuing development of Internet-based online technologies and services has created demand for access to very high capacity (broadband) networks. Telecom's broadband strategy aims to open opportunities to create and sell innovative services and products to meet this demand and lead the New Zealand economy online. Telecom is committed to an online future. This commitment will have substantial effects on Telecom's networks, the services that Telecom sells and on interactions between Telecom, its suppliers and its customers.

Telecom has a strategy to develop all of its networks from an infrastructure designed primarily to support narrowband telephony to infrastructure capable of delivering sophisticated high speed broadband services. Telecom's existing fibre-optic network forms the basis of this developing broadband network.

Telecom is already delivering high-capacity ATM, Frame Relay and IPNet services to support the broadband strategy and is currently conducting a trial of Asymmetric Digital Subscriber Line (ADSL) technology among residential and business customers connected to two exchanges in the Wellington region. The trial is evaluating technical, billing and customer support systems that may allow commercial deployment of ADSL technology to deliver fast data and voice using existing copper wiring. This trial will be expanded during the current quarter. Telecom has signed agreements with suppliers and taken delivery of ADSL equipment. Because of New Zealand's varied terrain and scattered population centres, there is no single technology that can be used for provision of broadband services. A decision has not yet been made regarding the extent to which ADSL may be commercially deployed.

Restructuring and Performance 2000

Restructuring costs totalling NZ$64.5 million relating to the Performance 2000 Project and the strategic restructuring of ConnecTel, formerly the Design, Build and Maintenance division, were identified and provided against 1997 earnings.

Redundancy and other restructuring costs of NZ$15.9 million incurred during the nine months ended 31 December 1998, including amounts relating to an earlier restructuring programme, have been charged against the restructuring provision. Also included in the operating expenses for the nine months were redundancy and other costs of NZ$1.3 million relating to Performance 2000 initiatives which were not provided for at 31 March 1997.

Year 2000

Until recently the majority of computer software worldwide was programmed to process transactions using only two digits to identify a year (e.g. "98" for 1998) rather than four digits. As a result, computer systems which process dates in the year 2000 and beyond may encounter significant processing inaccuracies and may not operate.

Telecom continues to maintain its Year 2000 ("Y2k") programme as the top priority for the Company and has assigned significant resources to address it. Almost all of the services and solutions that Telecom provides to customers are based on technology-driven systems, including the exchanges and other components in Telecom's fixed line, cellular, paging, mobile and data networks. The Y2k issue may also affect many of Telecom's internal information systems.

Telecom has established a Y2k programme structure comprising a Y2k Programme Office and Y2k teams within business units. The Y2k Programme Office provides strategies, policies and the framework for monitoring and reporting progress across the Programme, including mitigation of Telecom-wide Y2k risks. The business unit Group General Managers and equivalent positions are accountable for the completion of all Y2k remedial work. They have several hundred people working across the Y2k Programme.

Telecom's Y2k Programme has identified and is addressing a broad spectrum of internal and external items which include embedded business support systems, network infrastructure, financial structure and support services, building security and supplies, supplier Y2k status, availability of staff and a review of existing business continuity plans.

The IT remediation phase of the Telecom Y2k programme was substantially advanced in December 1998 with a large number of systems and changes having already been successfully Y2k tested and back in production. Some remedial action will extend into early 1999. The testing of the network infrastructure is well advanced, with the great majority of this work still expected to be completed by the end of March 1999. A number of network suppliers are currently planning to deliver compliant components after this date.

Processes are being developed and implemented to ensure that Telecom's ongoing strategic and discretionary programmes protect the status of the Y2k work completed by the Company. Concurrently, Telecom is focussed on its relationships with third parties and their ability to continue in business into the year 2000. This work will continue up to and beyond 1 January 2000 to ensure that any potential impact on Telecom customers (resulting from third party relationships) is avoided or where appropriate the effect is minimised to the lowest possible level.

Telecom's Y2k Programme includes a review of business continuity status and processes. This is designed to ensure that, in the event of unplanned outages or disruption to services, Telecom is able to respond rapidly to customer needs. Dress rehearsals for Y2k business continuity scenarios have already commenced in Telecom.

Ongoing Y2k IT status management, third party relationships and business continuity planning initiatives will continue into the Year 2000. Telecom also maintains regular internal management reviews and has engaged the services of an external quality assurance review team to provide independent advice on Telecom's progress and state of preparedness for the Year 2000.

A provision of NZ$87 million was established at 31 March 1997 to cover the operational costs of the Y2k programme. A further NZ$20 million has been budgeted for capital expenditure. Costs of NZ$13.8 million incurred in the year to 31 March 1998, together with costs of NZ$36.6 million incurred in the nine months to 31 December 1998, have been charged to the provision. To 31 December 1998, the Company had incurred NZ$9.6 million of capital expenditure in connection with this issue. There can be no assurance that Telecom's existing provision will be sufficient to cover all Y2k expenditure that may be incurred.

The above status information is based on Telecom's current planning and status information. Given the pervasiveness of the Y2k issue and the complexity of Telecom's business activities and numerous dependencies on suppliers, expert staff, extensive internal systems and the success of remedial efforts, the actual results of Telecom's Y2k Programme have yet to be fully determined and may differ from the discussion above. There can be no absolute assurance that all issues regarding Y2k will have been completed prior to the Year 2000 and that failures will not occur as a result of the Y2k problem.

Southern Cross

During October 1998, the Southern Cross shareholders agreement was signed marking the official commencement of the Southern Cross cable project. A separate project company, Southern Cross Cables Limited ("SCCL") has been established with the signing of the shareholders agreement. Telecom, Optus and WorldCom are the shareholders in SCCL with Telecom holding a 50% equity stake in the Company. Telecom's Board of Directors has approved a US$75 million equity investment in SCCL. SCCL will build, own, operate and maintain the network as well as market capacity on the cable.

The Southern Cross Cable Network is expected to cost US$1 billion in total. The 29,000 kilometre high capacity fibre optic submarine cable loop will link New Zealand and Australia with Hawaii, mainland United States and Fiji. To date 30 international based companies, including phone carriers and Internet service providers, have signed up for a share of capacity in the Southern Cross cable.

                OVERVIEW OF SURPLUS FROM CONTINUING OPERATIONS

                                                                 Nine Months Ended                      Variation
                                                                    31 December                           98-97
-----------------------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                                           1997           %            1998           %              $         %
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                             763.1          30.2         793.2          31.1           30.1      3.9
Calling
     National                                             539.3          21.4         520.5          20.4          (18.8)    (3.5)
     International                                        357.1          14.2         319.3          12.5          (37.8)   (10.6)
     Other                                                 44.4           1.8          39.6           1.5           (4.8)   (10.8)
                                                 -----------------------------------------------------------------------------------
                                                          940.8          37.4         879.4          34.4          (61.4)    (6.5)

Interconnection                                            51.6           2.0          63.8           2.5           12.2     23.6
Cellular and other mobile                                 312.1          12.4         352.4          13.8           40.3     12.9
Data                                                      227.9           9.0         257.8          10.1           29.9     13.1

Other operating revenues
     Directories                                           88.8           3.5          97.9           3.8            9.1     10.2
     Equipment                                            113.8           4.5          83.3           3.3          (30.5)   (26.8)
     Miscellaneous other                                   25.2           1.0          26.1           1.0            0.9      3.6
                                                 -----------------------------------------------------------------------------------
                                                          227.8           9.0         207.3           8.1          (20.5)    (9.0)
                                                 -----------------------------------------------------------------------------------
Total operating revenues                                2,523.3         100.0       2,553.9         100.0           30.6      1.2
                                                 -----------------------------------------------------------------------------------

Operating expenses

     Gross personnel costs                                411.8          16.3         397.3          15.5          (14.5)    (3.5)
     Labour capitalised                                   (34.0)         (1.3)        (28.9)         (1.1)           5.1     15.0
     Labour recovered                                     (87.6)         (3.4)        (94.5)         (3.7)          (6.9)    (7.9)
                                                 -----------------------------------------------------------------------------------
     Net personnel costs                                  290.2          11.6         273.9          10.7          (16.3)    (5.6)
     Depreciation                                         422.3          16.7         412.9          16.2           (9.4)    (2.2)
     Cost of sales                                        383.9          15.2         432.0          16.9           48.1     12.5
     Maintenance                                          136.9           5.4         122.4           4.8          (14.5)   (10.6)
     Other operating expenses                             285.5          11.3         274.0          10.7          (11.5)    (4.0)
                                                 -----------------------------------------------------------------------------------
Total operating expenses                                1,518.8          60.2       1,515.2          59.3           (3.6)    (0.2)
                                                 -----------------------------------------------------------------------------------

Surplus from continuing operations                      1,004.5          39.8       1,038.7          40.7           34.2      3.4
                                                 ===================================================================================


KEY PERFORMANCE INDICATORS
                                                                                       Nine Months Ended
                                                     Full Year      Full Year             31 December
                                                       1997           1998         1997-98           1998-99

Operating Margin (%)                  *                39.9           40.5          39.8              40.7
Asset Utilisation (%)                 #                68.3           73.0          73.2 -            73.1 -
Net Interest Cover (times)            .               10.9            7.6           7.7               6.7
Return on Average Total Assets (%)                     27.3           29.6          29.1 -            29.7 -
Net Debt/Net Debt plus Capital Funds (%)               51.4           43.6          58.8              42.2

*  Normalised surplus from continuing operations/operating revenue
# Operating revenue/average total assets (net of cash and short-term investments)
 .  Normalised surplus from continuing operations/net interest expense
   (before interest capitalised) inclusive of capital note coupons
~  Annualised

OVERVIEW OF SURPLUS FROM CONTINUING OPERATIONS

                                                       Quarter Ended                                      Variation
                                                        31 December                                         96:97
-------------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                             1997            %           1998            %              $             %
-------------------------------------------------------------------------------------------------------------------------
Operating revenues
Local service                                259.5          30.2         266.9          31.1            7.4           2.9
Calling
      National                               179.8          21.0         174.9          20.4           (4.9)         (2.7)
      International                          120.4          14.0         103.5          12.0          (16.9)        (14.0)
      Other                                   16.1           1.9          13.8           1.6           (2.3)        (14.3)
                                           ------------------------------------------------------------------------------
                                             316.3          36.9         292.2          34.0          (24.1)         (7.6)

Interconnection                               19.6           2.3          21.5           2.5            1.9           9.7
Cellular and other mobile                    114.5          13.4         124.2          14.5            9.7           8.5
Data                                          74.0           8.6          89.4          10.4           15.4          20.8

Other operating revenues
 Directories                                  29.0           3.4          32.1           3.7            3.1          10.7
 Equipment                                    35.3           4.1          27.6           3.2           (7.7)        (21.8)
 Miscellaneous other                           9.4           1.1           5.1           0.6           (4.3)        (45.7)
                                           ------------------------------------------------------------------------------
                                              73.7           8.6          64.8           7.5           (8.9)        (12.1)
                                           ------------------------------------------------------------------------------
Total operating revenues                     857.6         100.0         859.0         100.0            1.4           0.2
                                           ------------------------------------------------------------------------------
Operating expenses

 Gross personnel costs                       136.7          15.9         129.4          15.1           (7.3)         (5.3)
 Labour capitalised                          (10.4)         (1.2)        (10.0)         (1.2)           0.4           3.8
 Labour recovered                            (28.0)         (3.2)        (31.1)         (3.6)          (3.1)        (11.1)
                                           ------------------------------------------------------------------------------
 Net personnel costs                          98.3          11.5          88.3          10.3          (10.0)        (10.2)
 Depreciation                                143.4          16.7         135.6          15.8           (7.8)         (5.4)
 Cost of sales                               137.5          16.0         146.2          17.0            8.7           6.3
 Maintenance                                  41.6           4.9          38.1           4.4           (3.5)         (8.4)
 Other operating expenses                     96.1          11.2          96.4          11.2            0.3           0.3
                                           -----------------------------------------------------------------------------
Total operating expenses                     516.9          60.3         504.6          58.7          (12.3)         (2.4)
                                           -----------------------------------------------------------------------------
Surplus from continuing operations           340.7          39.7         354.4          41.3           13.7           4.0
                                           ==============================================================================

KEY PERFORMANCE INDICATORS

                                                       Q2                  Q3                  Q2                 Q3
                                                    1997-98             1997-98             1998-99             1998-99
Operating Margin (%)   *                              40.9                39.7                41.4               41.3
Asset Utilisation (%)   #                             76.0  -             74.7  -             76.1  -            75.1  -
Net Interest Cover (times)   +                         8.1                 6.9                 6.6                6.6
Return on Average Total Assets (%)                    31.0  -             29.7  -             31.5  -            31.0  -
Net Debt/Net Debt plus Capital Funds (%)              51.5                58.8                42.3               42.2


*  Normalised surplus from continuing operations/operating revenue
# Operating revenue/average total assets (net of cash and short-term investments)
+ Normalised surplus from continuing operations/net interest expense (before interest capitalised) inclusive of capital note coupons
-  Annualised

                                 MEDIA RELEASE

16 February 1999

                      TELECOM LIFTS THIRD QUARTER EARNINGS
                  (Embargoed until 9.00 am, 16 February 1999)

Telecom today reported after-tax earnings of $201.8 million for the three months to 31 December 1998, up 1.3 percent from the same time last year. After-tax earnings for the nine-month period to 31 December 1998 remained almost unchanged at $598.1 million.

"Despite a depressed economy and tough competition we achieved impressive growth in key areas," Chief Executive Roderick Deane said.

================================================================================
                               Earnings Overview
                               -----------------

                             3rd Quarter               Nine months
                         result      % change       result      % change

Earnings per share     11.5 cents    + 1.8%         34.1 cents  + 2.4%
Revenue                $859.0m       + 0.2%         $2,553.9m   + 1.2%
Operating expenses     $504.6m       - 2.4%         $1,515.2m   - 0.2%
Net earnings           $201.8m       + 1.3%         $598.1m     + 0.0%
Dividends per share    11.5 cents    + 9.5%         34.5 cents  + 9.5%
================================================================================

Dr Deane said growth highlights of the quarter were record numbers of new mobile phone customers, strong growth in international calling volumes and Telecom's rapid progress towards becoming an online company.

"This was the best quarter we have ever had for mobile phone connections. Pre-paid cellular growth really took off," Dr Deane said.

================================================================================

                                Customer Growth
                                ---------------

                                Customer
                                numbers   % change
Cellular connections             564,800    + 20.3%
XTRA customers                   159,600    + 87.8%
Fixed access lines               1.853 m    + 1.6%
Call Minder voice-mail boxes     264,500    + 22.6%

================================================================================

"Pre-paid phones appeared in many Christmas stockings and 6000 customers activated their pre-paid mobile phone connections to Telecom's network on Christmas Day," he said.

Dr Deane said strong marketing and competitive pricing had driven a big increase in international calling, with New Zealanders almost doubling their overseas calling in December, compared with a year before. The 34c per minute average price that customers paid for international calls in December was approximately 64% lower than a year before.

================================================================================

                            Calling Growth (minutes)
                            ------------------------

                                      3rd Quarter   Nine months
                                        % change      % change
Cellular calls                         + 27.1%       + 18.3%
Local calls                            + 1.7%        + 2.0%
 (excluding uncharged residential)
National calls                         + 2.6%        + 2.1%
National 0800 calls                    + 14.3%       + 17.1%
International Inward calls             + 3.5%        + 3.8%
 (excluding transits)
International Outward calls            + 58.9%       + 44.0%

================================================================================

"International calling volumes shot up at the end of the year and Telecom passed the one billion international call minutes mark in mid-December. That was the first time ever that we have carried more than one billion international call minutes in a single year," Dr Deane said.

Telecom's move online was gathering pace. XTRA had more than 165,000 customers and weekly Internet usage by XTRA customers passed 300,000 hours for the first time in mid-January. Email usage by XTRA customers was doubling every three months, he said.

"We have also put our relationship with our customers online and our web site at www.telecom.co.nz is proving popular with customers, getting more than 1000 visitors a day," Dr Deane said.

Customers were buying services and products through the web site and using it to access billing and price information.

Dr Deane said Telecom was concentrating on providing competitive data services to customers. He said many corporate customers did not have data lines to their branch offices and outlying sites because of the costs associated with distance or particular technologies.

"Telecom has two projects to help rectify this. With one project we intend to change the value proposition for data customers by reducing distance and technology as a factor in pricing thereby reducing unit prices for many data customers. Telecom also has a project underway to lay fibre optic cable to a substantial number of targeted main centre CBD buildings," Dr Deane said.



For further information please call:
Angus Barclay, Financial Communications Manager
Phone 04-498-9372       Pager 026-103-029      angus.barclay@telecom.co.nz

Recent media releases can be found at the Telecom Home Page which is at
http://www.telecom.co.nz    Click on 'About Telecom' then 'News Booth.'

This media release contains forward looking statements about Telecom and the environment in which the company operates. Because these statements are forward looking, Telecom's actual results could differ materially. The third quarter management commentary and various documents filed with the US Securities & Exchange Commission, including the Annual Report on Form 20-F, contain additional information about matters which could cause Telecom's performance to differ from any of these forward looking statements. Please read this release in the wider context of associated material published by Telecom.

                                MEDIA ADVISORY

10 February 1999

                    TELECOM REVISES REVENUE CLASSIFICATIONS

Telecom will be using revised revenue classifications when it announces its Third Quarter results on Tuesday 16 February 1999.

The changes improve Telecom's reporting and reflect trends within the telecommunications industry. The main changes are the creation of a separate data revenue category and a substantial revision of the calling revenue category.

  . Revenues from ISDN, Internet access, Frame Relay, International Leased
    Services, Integrated Access and Transaction services are now all classed as Data revenue.

  . Revenue from Centrex is now classified partly as local service revenue and partly as national calling revenue. It was previously in Enhanced Services.

  . Revenue from installations, maintenance & wiring are now counted as local service revenue.

To help you analyse Telecom's performance, we have restated revenues from the past 10 financial quarters according to the new classifications. The restated historical figures and the new classifications are attached for your information and are also available on request by email as an Microsoft Excel spreadsheet. The restated historical figures and the new classifications will be available at the third quarter earnings announcement.



For further information please call:
Angus Barclay, Financial Communications Manager
Phone 04-498-9372      Pager 026-103-029     angus.barclay@telecom.co.nz

Recent media releases  can be found at the Telecom Home Page which is at
http://www.telecom.co.nz    Click on 'About Telecom' then 'News Booth.'

                                                 Telecom revenue reclassifications
                                                 ---------------------------------

Old Classifications                  Changes                                                          New Classifications
-------------------                                                                                   -------------------
---------------------------------                                                                     ------------------------------
Local service                                                                                         Local service
  Line rental - residential                                                                             Line rental - residential
  Line rental - business                                                                                Line rental - business
  -----------------------------------------------------------------------------------------------       Connections
  Local calls                        ISDN local calls move to Data                                      Maintenance/wiring
  -----------------------------------------------------------------------------------------------       Customer Link & DDI
                                                                                                        Centrex
                                                                                                        Smartphone
                                                                                                        Call Track
                                                                                                        Messaging
                                                                                                        Local calls


---------------------------------                                                                     ------------------------------
Calling                                                                                               Calling

  National calls                                                                                        National
    ---------------------------------------------------------------------------------------------         National calls
    Bulk accounting                  ISDN national calls move to Data                                     National VPN
    ---------------------------------------------------------------------------------------------         PSTN to cellular
    Operator services                                                                                     National 0800
    PSTN to cellular

  International                                                                                         International
    Outward                                                                                               Outward calls
    Inward calls                                                                                          Inward calls
    Transits                                                                                              Transits
    ---------------------------------------------------------------------------------------------         Other international
    Other international services     International leased services to Data
    ---------------------------------------------------------------------------------------------

                                                                                                        Other calling
                                                                                                          National 0900
                                                                                                          Public payphones
                                                                                                          Teleconference
                                                                                                          Analogue & dedicated
                                                                                                           voice services

---------------------------------                                                                     ------------------------------
Interconnection                                                                                       Interconnection
---------------------------------                                                                     ------------------------------
Cellular and other mobile services                                                                    Cellular and other mobile
  Cellular                                                                                             services
  Paging                                                                                                Cellular
  Mobile radio                                                                                          Paging
                                                                                                        Mobile radio

---------------------------------                                                                     ------------------------------
Enhanced network services                                                                             Data
  -----------------------------------------------------------------------------------------------       Netway Communications
  Smartphone                         Local Service                                                      Frame Relay
  -----------------------------------------------------------------------------------------------       Integrated access
  Call Track                         Local Service                                                      Packet switching
  -----------------------------------------------------------------------------------------------       Transaction service
  National 0800                      National                                                           Leased services
  -----------------------------------------------------------------------------------------------       International leased
  National 0900                      Other calling                                                       services
  -----------------------------------------------------------------------------------------------       ISDN
  Centrex                            Access/Local calls to Local Service, National calls to National    Broadcasting
  -----------------------------------------------------------------------------------------------       Alarm transport service
  ISDN                               Data                                                               Internet Access
  -----------------------------------------------------------------------------------------------
  Teleconference                     Other calling
  -----------------------------------------------------------------------------------------------
  Messaging                          Local Service
  -----------------------------------------------------------------------------------------------
  Netway Communications              Data (Smartfax to National)
  -----------------------------------------------------------------------------------------------
  Customer Link & DDI                Local Service
  -----------------------------------------------------------------------------------------------
  Frame Relay                        Data
  -----------------------------------------------------------------------------------------------
  Integrated access                  Data
  -----------------------------------------------------------------------------------------------
  Packet switching                   Data
  -----------------------------------------------------------------------------------------------
  Transaction service                Data
  -----------------------------------------------------------------------------------------------
  VPN revenue                        Local calls to Local Service, National calls to National
  -----------------------------------------------------------------------------------------------

---------------------------------                                                                     ------------------------------
Other operating revenue                                                                               Other operating revenue
  Directories                                                                                           Directories
  Equipment revenue                                                                                     Equipment revenue
    Equipment sales                                                                                       Equipment sales
    CPE rental                                                                                            CPE rental
  -----------------------------------------------------------------------------------------------         Installations
    Installations                    Connections to Local Service
  -----------------------------------------------------------------------------------------------
    Maintenance/wiring               Local Service
  -----------------------------------------------------------------------------------------------
  Miscellaneous other                                                                                   Miscellaneous other
    Internet Value Added                                                                                  Internet Value Added
    First Media (Cable TV)                                                                                First Media (Cable TV)
    TSSC                                                                                                  TSSC
    ---------------------------------------------------------------------------------------------         Other network services
    Internet Access                  Data                                                                 Other
    ---------------------------------------------------------------------------------------------
    Leased services                  Data (Analogue & dedicated voice services to Other calling)
    ---------------------------------------------------------------------------------------------
    Public payphones                 Other calling
    ---------------------------------------------------------------------------------------------
    Other network services           Broadcasting/Alarm Transport to Data
    ---------------------------------------------------------------------------------------------
    Other

Historical quarterly revenue data restated in line with new classifications

==============================================================================================================================
                             Quarter to     Quarter to    Quarter to    Quarter to     Quarter to     Quarter to    Quarter to
                             30 June 96     30 Sept 96     31 Dec 96     31 Mar 97     30 June 97     30 Sept 97     31 Dec 97
                               (Q1 1997)      (Q2 1997)     (Q3 1997)     (Q4 1997)      (Q1 1998)      (Q2 1998)     (Q3 1998)
Local Service                     235.8          239.5         240.1         243.2          249.5          254.1         259.5
Calling
  National Calls                  155.6          164.6         161.6         158.4          176.6          182.9         179.8
  International                   114.3          113.9         118.0         111.2          111.3          125.4         120.4
  Other                            14.9           15.0          15.0          18.1           13.9           14.4          16.1
------------------------------------------------------------------------------------------------------------------------------
                                  284.8          293.5         294.6         287.7          301.8          322.7         316.3
------------------------------------------------------------------------------------------------------------------------------
Interconnection                    17.0           16.5          17.8          14.4           18.4           13.6          19.6
Cellular & Other Mobile            75.7           75.7          85.0          80.0           94.6          103.0         114.5
Data                               62.2           65.4          68.9          69.9           75.0           78.9          74.0
Other Operating Revenues
  Directories                      14.2           40.4          27.2          53.8           16.3           43.5          29.0
  Equipment                        37.1           38.1          42.7          38.8           36.8           41.7          35.3
  Miscellaneous Other               3.9            7.6           4.4           7.6            8.2            7.6           9.4
------------------------------------------------------------------------------------------------------------------------------
                                   55.2           86.1          74.3         100.2           61.3           92.8          73.7
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues          730.7          776.7         780.7         795.4          800.6          865.1         857.6
==============================================================================================================================

====================================================================
                             Quarter to     Quarter to    Quarter to
                              31 Mar 98     30 June 98    30 Sept 98
                               (Q4 1998)      (Q1 1999)     (Q2 1999)
Local Service                     262.3          262.8         263.5
Calling
  National Calls                  173.5          170.1         175.5
  International                   108.6          105.7         110.1
  Other                            15.8           13.1          12.7
--------------------------------------------------------------------
                                  297.9          288.9         298.3
--------------------------------------------------------------------
Interconnection                    19.5           19.6          22.7
Cellular & Other Mobile           112.0          112.3         115.9
Data                               81.2           82.6          85.8
Other Operating Revenues
  Directories                      58.4           18.2          47.6
  Equipment                        30.3           28.0          27.7
  Miscellaneous Other              13.1           13.6           7.4
--------------------------------------------------------------------
                                  101.8           59.8          82.7
--------------------------------------------------------------------
--------------------------------------------------------------------
Total Operating Revenues          874.7          826.0         868.9
====================================================================


Historical year-to-date revenue data restated in line with new classifications

==============================================================================================================================
                            3 months to    6 months to   9 months to       Year to    3 months to    6 months to   9 months to
                             30 June 96     30 Sept 96     31 Dec 96     31 Mar 97     30 June 97     30 Sept 97     31 Dec 97
Local Service                     235.8          475.3         715.4         958.6          249.5          503.6         763.1
Calling
  National Calls                  155.6          320.2         481.8         640.2          176.6          359.5         539.3
  International                   114.3          228.2         346.2         457.4          111.3          236.7         357.1
  Other                            14.9           29.9          44.9          63.0           13.9           28.3          44.4
------------------------------------------------------------------------------------------------------------------------------
                                  284.8          578.3         872.9       1,160.6          301.8          624.5         940.8
------------------------------------------------------------------------------------------------------------------------------
Interconnection                    17.0           33.5          51.3          65.7           18.4           32.0          51.6
Cellular & Other Mobile            75.7          151.4         236.4         316.4           94.6          197.6         312.1
Data                               62.2          127.6         196.5         266.4           75.0          153.9         227.9

Other Operating Revenues
  Directories                      14.2           54.6          81.8         135.6           16.3           59.8          88.8
  Equipment                        37.1           75.2         117.9         156.7           36.8           78.5         113.8
  Miscellaneous Other               3.9           11.5          15.9          23.5            8.2           15.8          25.2
------------------------------------------------------------------------------------------------------------------------------
                                   55.2          141.3         215.6         315.8           61.3          154.1         227.8
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues          730.7        1,507.4       2,288.1       3,083.5          800.6        1,665.7       2,523.3
==============================================================================================================================

====================================================================
                                Year to    3 months to   6 months to
                              31 Mar 98     30 June 98    30 Sept 98
Local Service                   1,025.4          262.8         526.3
Calling
  National Calls                  712.8          170.1         345.6
  International                   465.7          105.7         215.8
  Other                            60.2           13.1          25.8
--------------------------------------------------------------------
                                1,238.7          288.9         587.2
--------------------------------------------------------------------
Interconnection                    71.1           19.6          42.3
Cellular & Other Mobile           424.1          112.3         228.2
Data                              309.1           82.6         168.4
Other Operating Revenues
  Directories                     147.2           18.2          65.8
  Equipment                       144.1           28.0          55.7
  Miscellaneous Other              38.3           13.6          21.0
--------------------------------------------------------------------
                                  329.6           59.8         142.5
--------------------------------------------------------------------
--------------------------------------------------------------------
Total Operating Revenues        3,398.0          826.0       1,694.9
====================================================================

                                 MEDIA RELEASE

Embargoed until 9.40 am, 16 February 1999

16 February 1999

              TELECOM CHAIRMAN TO BE SUCCEEDED BY CHIEF EXECUTIVE

Peter Shirtcliffe today announced his intention to retire from the Telecom New Zealand Board as Director and Chairman at the Annual Meeting on 30 September 1999.

Current Chief Executive Dr Roderick Deane has also decided to retire at this time, and the Board has resolved to appoint Dr Deane as Chairman when Mr Shirtcliffe retires.

"I must record the deep and sincere appreciation of the Board and shareholders for Roderick Deane's many and impressive achievements as Chief Executive, and our pleasure that his knowledge and guidance will continue to be available to Telecom in the future," Mr Shirtcliffe said.

The Telecom Board was undertaking a worldwide search for a new Chief Executive, including consideration of several strong internal candidates for the position, Mr Shirtcliffe said. He confirmed that, in the event a new Chief Executive had not been found by the end of September, Dr Deane would remain as Chairman and Chief Executive until the search was completed.

"The Board anticipates no disruption whatsoever following these changes," Mr Shirtcliffe said.

Mr Shirtcliffe was a founding Director and Deputy Chairman of Telecom before being appointed Chairman in 1990.

"During my association with Telecom, I believe we have built a fine company with a solid reputation for governance and managerial excellence, community service and shareholder value" Mr Shirtcliffe said.

"It has been my privilege to be involved with Telecom New Zealand for 13 years: from when the company was a mere gleam in the eye of a group of reform-minded public policy makers until now, when it is New Zealand's largest listed company and a market leader offering world-class service to the people of New Zealand," Mr Shirtcliffe said.

"I get much personal satisfaction and deep pleasure when I look at Telecom today and see a world-class success which we, as a team, have been privileged to build and to grow."


For further information please call:
Ariane Burgess, General Manager Communications
Phone 04-498-9270
Angus Barclay, Financial Communications Manager
Phone 04-498-9372    Pager 026-103-029    angus.barclay@telecom.co.nz

Recent media releases can be found at the Telecom Home Page which is at http://www.telecom.co.nz Click on 'About Telecom' then 'News Booth.'

                                                                          Page 2